Exhibit 99

July 27, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: HDFC Bank Limited announces conclusion of internal review pertaining to Maharashtra State Road Development Corporation (“MSRDC”) arrangement

This is further to our intimation dated May 28, 2026 on the captioned matter.

In connection with the above, please find enclosed the statement from the Bank on the MSRDC arrangement.

Kindly note that this matter does not trigger any disclosure obligation under applicable regulations including SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. However, the same is being disclosed from a good governance perspective.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Public Statement

The Bank today announces conclusion of an internal review process pertaining to the arrangement with Maharashtra State Road Development Corporation (MSRDC) for garnering deposits in 2017 and 2021. Based on the findings and recommendation of the Special Disciplinary Committee of Independent Directors, the Board at its meeting held on July 23, 2026, concluded that the conduct of the employees involved constituted business overreach rather than any mala fide action, personal enrichment, or improper motive. However, keeping in view any potential divergence with the applicable RBI Directions and based on the recommendations of the Special Disciplinary Committee of Independent Directors, the Board decided to issue warning letters and monetary penalty of ₹1 lakh for three senior employees (the Managing Director & CEO, Chief Financial Officer and Group Head – Retail Assets), and warning letters for the remaining employees.

The Board further directed that the matter be communicated to the Reserve Bank of India.

Place: Mumbai

Date: July 27, 2026